 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

February 20, 2009

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: February 20, 2009

                                                                       By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 20 February 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		1985 Executive Share Option Scheme
Period of return:	From:	24 July 2008	To:	23 January 2009
Balance under scheme from previous return:		12,863
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		850
Balance under scheme not yet issued/allotted at end of period		12,013
Number and class of securities originally listed and the date of admission		30,000 Ordinary Shares of US$ 20 cents each listed on 13 February 2007
Total number of securities in issue at the end of the period		883,272,306 ordinary shares of US$ 20 cents each are in issue. 66,634,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 20 February 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		1990 International Executive Share Option Scheme
Period of return:	From:	24 July 2008	To:	23 January 2009
Balance under scheme from previous return:		726,881
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		66,829
Balance under scheme not yet issued/allotted at end of period		660,052
Number and class of securities originally listed and the date of admission		1,850,000 ordinary shares of US$ 20 cents each on 23 January 2006
Total number of securities in issue at the end of the period		883,272,306 ordinary shares of US$ 20 cents each are in issue. 66,634,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 20 February 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		1991 Overseas Employee Share Option Scheme
Period of return:	From:	24 July 2008	To:	23 January 2009
Balance under scheme from previous return:		14,930
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		14,930 (Cancelled)
Balance under scheme not yet issued/allotted at end of period		0
Number and class of securities originally listed and the date of admission		27,500 ordinary shares of US$ 20 cents each originally listed on 23 January 2006
Total number of securities in issue at the end of the period		883,272,306 ordinary shares of US$ 20 cents each are in issue. 66,634,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 20 February 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Approved Share Option Scheme
Period of return:	From:	24 July 2008	To:	23 January 2009
Balance under scheme from previous return:		307,975
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		72,350
Balance under scheme not yet issued/allotted at end of period		235,625
Number and class of securities originally listed and the date of admission		500,000 ordinary shares of US$ 20 cents each listed on 23 January 2006
Total number of securities in issue at the end of the period		883,272,306 ordinary shares of US$ 20 cents each are in issue. 66,634,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 20 February 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Unapproved Share Option Scheme
Period of return:	From:	24 July 2008	To:	23 January 2009
Balance under scheme from previous return:		1,156,209
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		406,200
Balance under scheme not yet issued/allotted at end of period		750,009
Number and class of securities originally listed and the date of admission		1,000,000 ordinary shares of US$ 20 cents each listed on 13 February 2007. 500,000 ordinary shares of US$ 20 cents listed on 2 August 2007.
Total number of securities in issue at the end of the period		883,272,306 ordinary shares of US$ 20 cents each are in issue. 66,634,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 20 February 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 US Share Option Scheme
Period of return:	From:	24 July 2008	To:	23 January 2009
Balance under scheme from previous return:		212,700
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		2,000,000
Number of securities issued/allotted under scheme during period:		626,585
Balance under scheme not yet issued/allotted at end of period		1,586,115
Number and class of securities originally listed and the date of admission

1,500,000 ordinary shares of US$ 20 cents each listed on 13 February 2007. 1,000,000 ordinary shares of US$ 20 cents each listed on 2 August 2007. 2,000,000 ordinary shares of US$ 20 cents each listed on 10 September 2008.

Total number of securities in issue at the end of the period		883,272,306 ordinary shares of US$ 20 cents each are in issue. 66,634,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 20 February 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		International Employees Share Option Scheme
Period of return:	From:	24 July 2008	To:	23 January 2009
Balance under scheme from previous return:		434,980
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		1,000,000
Number of securities issued/allotted under scheme during period:		122,059
Balance under scheme not yet issued/allotted at end of period		1,312,921
Number and class of securities originally listed and the date of admission		1,000,000 ordinary shares of US$ 20 cents each listed on 23 January 2006. 1,000,000 ordinary shares of US$ 20 cents each listed on 10 September 2008.
Total number of securities in issue at the end of the period		883,272,306 ordinary shares of US$ 20 cents each are in issue. 66,634,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 20 February 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		UK Employee Share Option Scheme
Period of return:	From:	24 July 2008	To:	23 January 2009
Balance under scheme from previous return:		262,875
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		1,500,000
Number of securities issued/allotted under scheme during period:		370,630
Balance under scheme not yet issued/allotted at end of period		1,392,245
Number and class of securities originally listed and the date of admission		1,500,000 ordinary shares of US$ 20 cents each listed on 23 January 2006. 1,500,000 ordinary shares of US$ 20 cents each listed on 10 September 2008.
Total number of securities in issue at the end of the period		883,272,306 ordinary shares of US$ 20 cents each are in issue. 66,634,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 20 February 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Performance Share Plan
Period of return:	From:	24 July 2008	To:	23 January 2009
Balance under scheme from previous return:		662,509
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		4,926
Balance under scheme not yet issued/allotted at end of period		657,583
Number and class of securities originally listed and the date of admission		750,000 ordinary shares of US$ 20 cents each listed on 13 February 2007
Total number of securities in issue at the end of the period		883,272,306 ordinary shares of US$ 20 cents each are in issue. 66,634,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 20 February 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Executive Share Option Plan
Period of return:	From:	24 July 2008	To:	23 January 2009
Balance under scheme from previous return:		824,011
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		103,520
Balance under scheme not yet issued/allotted at end of period		720,491
Number and class of securities originally listed and the date of admission		1,000,000 ordinary shares of US$ 20 cents each listed on 13 February 2007
Total number of securities in issue at the end of the period		883,272,306 ordinary shares of US$ 20 cents each are in issue. 66,634,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 20 February 2009

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Co-investment Plan
Period of return:	From:	24 July 2008	To:	23 January 2009
Balance under scheme from previous return:		577,086
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A
Number of securities issued/allotted under scheme during period:		44,572
Balance under scheme not yet issued/allotted at end of period		532,514
Number and class of securities originally listed and the date of admission		750,000 ordinary shares of US$ 20 cents each listed on 13 February 2007
Total number of securities in issue at the end of the period		883,272,306 ordinary shares of US$ 20 cents each are in issue. 66,634,911 ordinary shares of US$20 cents each are held in treasury.

Name of contact:	Gemma Parsons
Address of contact:	15 Adam Street, London, WC2N 6LA
Telephone number of contact:	0207 960 2228

SIGNED BY Paul Chambers, Company Secretary

for and on behalf of

Smith & Nephew plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.